UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Hoffman, George W
   1541 Thompson Lane
   Mechanicsburg, PA  17055
2. Issuer Name and Ticker or Trading Symbol
   Varlen Corporation
   VRLN
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   January 1998
5. If Amendment, Date of Original (Month/Year)
   September 1997
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |      |J   |                  |   |           |(a)     5,049      |D     |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Employee Stock Option   |20.00   |4/7/9|(b) |3,500      |A  |20%/y|4/7/0|Common Stock|3,500  |       |(a)  46,047 |D  |            |
                        |        |7    |   A|           |   |r    |7    |            |       |       |            |   |            |
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Purchase Right          |7.35    |     |J   |           |   |     |     |Common Stock|       |       |(a)   27,225|D  |            |
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
Explanation of Responses:
(a) On September 29, 1997, Varlen Corporation declared a fifty percent stock divident payable to all holders of record of common stock on October 31, 1997. As a result of the stock dividend, the reporting person received on
November 18, 1997, the following: a) 1,683 shares of common stock; b) 9,075 shares of common stock in an employee stock purchase right; and c) an increase in outstanding options of 15,330 shares.
(b) The Form 4 filed in September 1997 incorrectly showed an expiration date of the voluntarily reported 4/7/97 grant of employee stock options as 4/7/97. The expiration date for the 4/7/97 grant is 4/7/07. All other items on the
September 1997 Form 4 were
correct.
SIGNATURE OF REPORTING PERSON
/S/George W. Hoffman
DATE
February 23, 1998